                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                             Marcam Solutions, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    56614A107
                  --------------------------------------------

                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                  Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 56614A107                                            PAGE 2 OF 5 PAGES



      1         names of reporting persons
                i.r.s. identification nos. of above persons (entities only)

                         Michael H. Iles
      2 check the appropriate box if a member of a group (see instructions)

                (a)

                (b)

      3         sec use only


      4         citizenship or place of organization

                Canada
                        5        sole voting power

            NUMBER OF            See Items 4 and 6
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH:
                        6          shared voting power

                                   0
                        7          sole dispositive power

                                   See Items 4 and 6
                        8          shared dispositive power

                                   0
      9         aggregate amount beneficially owned by each reporting person

                See Items 4 and 6

      10 check if the aggregate amount in row (9) excludes certain shares (see instructions)


      11        percent of class represented by amount in row (9)

                See Items 4 and 6
      12        type of reporting person (see instructions)

                IN (See Item 6)
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                                                               PAGE 3 OF 5 PAGES


ITEM 1.
    Item 1(a)             Name of Issuer:                         Marcam Solutions, Inc.
    Item 1(b)             Address of Issuer's
                          Principal Executive Offices:            95 Wells Avenue
                                                                  Newton, Massachusetts 02459
ITEM 2.
    Item 2(a)             Name of Person Filing:                  Michael H. Iles
    Item 2(b)             Address of Principal
                          Business Office or, if none,
                          Residence:                              260 Engleburn Avenue
                                                                  Peterborough, Ontario K9H 1S7
                                                                  Canada
    Item 2(c)             Citizenship:                            Canada
    Item 2(d)             Title of Class of Securities:           Common Stock, $.01 par value ("Common
                                                                  Stock")
    Item 2(e)             CUSIP Number:                           56614A107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c),
                          CHECK WHETHER THE PERSON FILING IS a:

                          (a)                          Broker or dealer
                                                       registered under section
                                                       15 of the Act (15 U.S.C.
                                                       78o).
                          (b)                          Bank as defined in
                                                       section 3(a)(6) of the
                                                       Act (15 U.S.C. 78c).
                          (c)                          Insurance company as
                                                       defined in section
                                                       3(a)(19) of the Act (15
                                                       U.S.C. 78c).
                          (d)                          Investment company
                                                       registered under section
                                                       8 of the Investment
                                                       Company Act of 1940 (15
                                                       U.S.C. 80a-8).
                          (e)                          An investment adviser in
                                                       accordance with
                                                       Section 240.13d-
                                                       1(b)(1)(ii)(E);
                          (f)                          An employee benefit plan
                                                       or endowment fund in
                                                       accordance with Section
                                                       240.13d-1(b)(1)(ii)(F);
                          (g)                          A parent holding company
                                                       or control person in
                                                       accordance with Section
                                                       240.13d-1(b)(ii)(G);
                          (h)                          A savings association as
                                                       defined in Section 3(b)
                                                       of the Federal Deposit
                                                       Insurance Act (12 U.S.C.
                                                       1813);

                          (i)                          A church plan that is
                                                       excluded from the
                                                       definition of an
                                                       investment company under
                                                       Section 3(c)(14) of the
                                                       Investment Company Act of
                                                       1940 (15 U.S.C. 80a-3);
                          (j)                          Group, in accordance
                                                       with Section 240.13d-1(b)(1)
                                                       (ii)(J);

ITEM 4.                   OWNERSHIP.

                          (a)      Amount Beneficially Owned (as of December 31,
                                   1998): 414,518 shares

                          (b)      Percent of Class: 5.4%

                          (c)      Number of shares as to which such person has:

                                           (i)    Sole power to vote or to
                                                  direct the vote: 414,518
                                                  shares

                                           (ii)   Shared power to vote or to
                                                  direct the vote: None

                                           (iii)  Sole power to dispose or to
                                                  direct the disposition of:
                                                  414,518 shares

                                           (iv)   Shared power to dispose or to
                                                  direct the disposition of:
                                                  None
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                                                               PAGE 4 OF 5 PAGES



See also the response to Item 6, which information is incorporated by reference in this

Item 4.
ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report to the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, Check the following .

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The record holder of 316,718 shares of the Common Stock covered by this
Schedule 13G is Technology Investors I Limited Partnership, a limited partnership organized under the laws of Ontario (the "Customer") whose sole general partner is a wholly-owned subsidiary of Closeburn Management Ltd., a corporation organized under the laws of Canada ("Closeburn"). Closeburn acts as the investment manager of the Customer, and the Customer has the right to receive any dividends on or proceeds from the sale of such securities. Closeburn is wholly-owned by Michael H. Iles, a citizen of Canada ("Iles"). Because Closeburn is wholly-owned by Iles, Iles may be deemed the beneficial owner of 316,718 shares of the Common Stock covered by this Schedule 13G. Iles is the record holder of 97,800 shares of Common Stock. Iles is submitting this Schedule 13G pursuant to the "no-action" letter, dated May 7, 1997, from the Office of Mergers and Acquisitions of the Division of Corporate Finance to Closeburn and Iles.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                               PAGE 5 OF 5 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  January  5 , 1999
                                                  Date

                                             /s/ Michael H. Iles
                                                  Signature


                                                  Michael H. Iles
                                                  Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).